UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KLX ENERGY SERVICES HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

48253L 106

(CUSIP Number)

Valerie Ford Jacob, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48253L 106		SCHEDULE 13D

1	Name of Reporting Person Amin J. Khoury

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organizations United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,168,071*

	8	Shared Voting Power 580**

	9	Sole Dispositive Power 340,624

	10	Shared Dispositive Power 580**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,651

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.7%***

14	Type of Reporting Person (See Instructions) IN

*                                         Includes restricted shares of common stock, par value $0.01 (the “Common Stock”), of KLX Energy Services Holdings, Inc. (the “Issuer”) beneficially owned by the Reporting Person (the “restricted stock”) that the Reporting Person has the right to vote, but not to dispose or direct the disposition of.  As previously disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on April 22, 2020 (the “Form 8-K”), the restricted stock will vest upon the effectiveness of the Reporting Person’s resignation as President and Chief Executive Officer of the Issuer.  See Item 2.

**                                  Consists of 580 shares owned directly by the Reporting Person’s spouse.

***                           All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 24,891,701 shares of Common Stock of the Issuer outstanding as of April 21, 2020.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2018 (as heretofore amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share, of KLX Energy Services Holdings, Inc.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified. This Amendment constitutes an exit filing of the Reporting Person.

Item 2.                                                         Identity and Background

As previously disclosed in the Form 8-K, the Reporting Person resigned from his positions of Chairman of the Board, President and Chief Executive Officer of the Issuer, effective as of May 1, 2020.  The Reporting Person will continue to be a member of the Board of Directors and serve as a consultant to the issuer following his resignation.  The restricted stock will vest upon the effectiveness of the Reporting Person’s resignation.

Item 5.                                                         Interest in Securities of the Issuer

(a)                                 As of April 22, 2020, the Reporting Person beneficially owned 1,168,651 shares of Common Stock, consisting of (i) 827,447 shares of restricted stock which are subject to vesting and (ii) 340,624 other shares of Common Stock.  As of such date, the 1,168,651 shares of Common Stock beneficially owned by the Reporting Person represented approximately 4.7% of the shares of Common Stock of the Issuer.

(b)                                 As of April 22, 2020, the Reporting Person has:

(i)                                     sole power to vote or direct the vote of 1,168,071 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 580 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 340,624 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 580 shares of Common Stock.

Includes restricted stock that will vest upon the effectiveness of the Reporting Person’s resignation as President and Chief Executive Officer of the Issuer.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2020

By:	/s/ Amin J. Khoury*
Name: Amin J. Khoury

*	/s/ Jonathan Mann
Attorney-in-fact